

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Nicholas Sorge, Sr.
Principal Executive Officer
Empire Global Gaming, Inc.
555 Woodside Avenue
Bellport, NY 11713

> **Re: Empire Global Gaming, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 14, 2011**
> **File No. 333-169531**

Dear Mr. Sorge:

We have reviewed your responses to the comments in our letter dated January 31, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 3

Our Business, page 3

1. We note your disclosure in the first sentence of the fourth paragraph that you must raise at least $100,000 in the next two to twelve months in order to defray operating costs, otherwise you may temporarily or permanently have to cease operations. Please delete the cross reference to risk factor number six in the second sentence of the fourth paragraph and state the attendant risks disclosed in the first eight sentences of such risk factor. Please also revise to disclose your anticipated monthly "burn rate" as detailed in the fourth and fifth sentences of risk factor number one.

2. We note your response to prior comment one and the revised disclosure. As you have alternative plans of operations at three different funding thresholds (below 10%, 10% and 25%), please revise the fourth paragraph to summarize in greater detail the alternative plans of operations at the different funding thresholds.

Summary Financial Data, page 5

3. Please delete the "audited" designation in all places within the summary financial data section, and instead re-label as "unaudited."

Risk Factors, page 6

4. We note that you have included risk factor headings seven and eight. Please revise risk factors seven and eight so that each discusses the risks described in the heading to the risk factor.

5. Please revise risk factor numbers nine and 12 to discuss in greater detail the risks described in the heading to the risk factor.

(5) Our investors may lose their entire investment, page 6

6. See the second sentence. Please clarify that your auditors' opinion is dated March 14, 2011, or revise the sentence to indicate that the auditors' opinion covers your financial statements for the period ended December 31, 2010.

(13) We intend to enter into royalty contracts with casinos, page 7

7. Please revise the risk factor heading to briefly disclose the risks disclosed in the risk factor.

(17) As a new investor, you will experience dilution, page 8

8. Please delete the second paragraph or advise. We note that the second paragraph appears unrelated to the risk factor heading and is repetitive of disclosure contained in risk factor number 10.

Use of Proceeds, page 16

9. We note your response to prior comment six and reissue in part. You state that upon the sale of 25% of your common shares, you will start the process towards full implementation of your business plan. However, you have not allocated any funds to advertising at the 25% funding level. Please revise or advise us in your response letter.

Dilution, page 17

10. See the first paragraph. Please revise to disclose that your net tangible book value at December 31, 2010 was $45,577 and $0.0009 per share, rather than $65,274 and $0.001305 per share. Please make all other necessary revisions, as applicable, in the tabular calculations.

<u>Description of Business, page 25</u>

11. We note your disclosure in the first paragraph of the Plan of Operations – In General
section on page 25 references a Summary of Exclusive License Agreement section and
that your revised disclosure deleted this section in its entirety from the Description of
Business section. Please revise to reinsert the deleted disclosure immediately before the
Patent section on page 27.

<u>Plan of Operations – In General, page 25</u>

12. We note your disclosure in the second and third paragraphs regarding your alternative
plan of operations at the 10% and 25% funding thresholds. Please revise to clarify that
you do not have an alternative plan of operations below the 10% funding threshold but
that you still plan to remain in business to include continuing to pursue your funding
goals. In this regard, we note your disclosure in risk factor number three that you plan to
remain in business through your website sales for as long as possible but that you will
cease plans to make applications for permits in the State of New Jersey and in the fourth
paragraph of the Prospectus Summary on page three that you plan to attempt to borrow
money from third parties and continue this offering until you are out of funds at which
time you may have to cease operations. Please reconcile your disclosure here and also
revise the Prospectus Summary section on page three accordingly.

<u>Patents, page 27</u>

13. Please revise the first paragraph to clarify the manufacture and distribution of roulette
tables and wheels for casinos party to a royalty agreement and any other customers. In
this regard, please reconcile your disclosure in the second and fifth sentences of the first
paragraph that you intend to outsource the manufacture of your tables and wheels to
various manufacturers and that you intend to sell and distribute these products directly to
casinos who enter into a royalty agreement with your disclosure in the last sentence of the
first paragraph that casinos will obtain the necessary equipment from their own sources.
We further note your disclosure in the fifth paragraph of the Prospectus Summary section
on page three that you do not expect to sell, lease or rent roulette tables and wheels to the
casinos but rather that the casinos will acquire the roulette tables and wheels with the new
roulette number configuration from their own sources. Please revise here and the
Prospectus Summary accordingly.

14. We note your response to prior comment 13 and reissue in part. We note your disclosure
that you may assemble certain roulette table covers and wheel inserts for casino
customers for a service charge. Please revise to disclose in greater detail the expected
service charge and any other charges, fees or potential revenue streams associated with
your anticipated royalty contracts or clarify that such services will be included in the
royalty payments. Please also revise the Plan of Operations – In General section on page
25 accordingly.

Management's Discussion and Analysis of Financial Condition, page 29

In general, page 29

15. Please reconcile your disclosure in the second sentence of the first paragraph that you
will immediately begin the permit process with the various gaming control boards and
commissions in the United States and eventually worldwide with your alternative plan of
operations at the different funding thresholds (below 10%, 10% and 25%). For example,
we note disclosure on page three which states that you will only seek approval from the
New Jersey Gaming Board if and when you raise at least 10%.

Market and Competition, page 30

16. Please revise based upon your current plan of operations as detailed in the Plan of
Operations – In General section on page 25.

Audited Financial Statements

Note 6. Common Stock, page F-14

17. See the last sentence of the second paragraph. Please conclude this sentence by
indicating the date on which 203,000 common shares were sold.

Age of Financial Statements

18. Please continue to consider the financial statement updating requirements set forth in
Rule 8-08 of Regulation S-X.

Part II, page II-1

Item 15. Recent Sales of Securities, page II-3

19. Please reconcile your disclosure in the third paragraph regarding the date of sale of the
1,000,000 shares of your common stock with the disclosure in the second paragraph of
Note 6 of your audited financial statements on page F-14 that details multiple dates of
sale.

Accountants' Consent

20. Please revise to clarify that the auditors' report is dated March 14, 2011 rather than
March 9, 2011.

21. In addition, please revise the wording of "under the Securities Exchange Act of 1934, as amended" to instead refer to "under the Securities <u>Act of 1933</u>, as amended." Also expand this paragraph to include disclosure that you consent to being named as an Expert in this Form S-1/A Registration Statement as shown under the heading "Interests of Named Experts." Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Henry C. Casden
     Attorney at Law
     Fax: (760) 406-5799